Exhibit 11.0 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

              For the Three Months Ended June 30, 1999 (UNAUDITED)


Statement regarding computation of earnings per share for the three months ended June 30, 1999.

                     Income(Loss)    Weighted Average Shares    Per-Share Amount
                    ------------------------------------------------------------

Net Income (Loss)     ($2,393)                 91,741                ($.03)
                      --------                 ------                ------

Note: Basic earnings per share are computed based upon the weighted average common shares outstanding for periods subsequent to the Building and Loan's conversion to a stock savings bank on September 22, 1998. Earnings per share for 1999 are not meaningful.